ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED	BOND NUMBER

Consulting Group Capital Markets Funds	94334306B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2007	July 15, 2006 to September 1, 2007	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on September 1, 2007

standard time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.